SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                          Commonwealth Equities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  202804 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Von G. Batesole, President
                           74-923 Hwy 111, Suite 185
                         Indian Wells, California 92210
                                 (760) 250-9741
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 202804 10 0                  13D                     Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


BBX Unit Investment Trust
02-6160452
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

WC and OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,924,971
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,924,971
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,924,971

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


5.88%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 202804 10 0                  13D                     Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock"), of Commonwealth Equities, Inc., a Delaware Corporation (the "Company"). The Company has its principal executive offices at 74-923 Hwy 111, Suite 185, Indian Wells, California 92210.
________________________________________________________________________________
Item 2.  Identity and Background.

BBX Unit Investment Trust ("BBX") is a business trust organized under the laws of Nevada formed to provide short term financings to small public companies. The address of BBX is 5710 LBJ Freeway, Suite 215, Dallas, Texas 75240. Pecos Financial, LLC is the trustee and Glenn Story is the President. Pecos Financial's address is 5710 LBJ Freeway, Suite 215, Dallas, Texas 75240.

During the past five years, BBX has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

BBX Unit Investment Trust is a business trust primarily formed to invest capital into small public companies to effect strategic investments, short term financings, collateralized loans, and other pertinent merger and acquisition functions. BBX Unit Investment Trust, through a partnership agreement with BBX Venture Capital Fund I, has entered into an agreement to invest $250,000 into Commonwealth Equities, Inc. as represented by funds already delivered and the balance through an agreement to deliver additional funds. BBX has received 700,000 shares of common stock as an inducement to loan. In addition, BBX has an investment agreement with BBXsupport, Inc., a public company consulting group, whereby in exchange for capital invested into the operations of BBXsupport, BBXsupport will deliver 50% of all restricted stock gained through consulting agreements to BBX. BBX has received 2,224,971 shares of common stock in this agreement.
_______________________________________________________________________________
Item 4.  Purpose of Transaction.

The agreement hereby is purely an investment agreement to deliver funds to Commonwealth Equities, Inc.

Pursuant to the instructions for items (a) through (j) of Item 4, BBX Unit Investment Trust has plans as follows:

         (a) As set forth in Item 3 of this Schedule, BBX Unit Investment Trust has acquired 2,924,971 shares of Common Stock of Commonweatlh Equities, Inc. BBX may consider the acquisition of additional securities of Commonwealth, but has no present plans or proposals to do so.

         (b) BBX has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Petrogen or to enter into extraordinary corporate transactions.

         (c) BBX has no present plans or proposals to cause a sale or transfer of a material amount of assets of Commonwealth.

         (d) BBX plans to exercise the voting rights associated with ownership of shares of Common Stock of Commonwealth.

CUSIP No. 202804 10 0                  13D                     Page 4 of 5 Pages


________________________________________________________________________________
Item 4.  Purpose of Transaction., cont.


         (e) BBX has no present plans or proposals to cause a material change in the capitalization of Commonwealth.

         (f) BBX has no present plans or proposals to make any other material change to the business or corporate structure of Commonwealth.

         (g) BBX has no present plans or proposals to change Commonwealth's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Commonwealth by any person.

         (h) BBX has no present plans or proposals to cause Commonwealth's common stock from not being quoted on the OTC Bulletin Board.

         (i) BBX has no present plans or proposal relating to a class of securities of Commonwealth becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) BBX does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.
_______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on February 24, 2003, BBX Unit Investment TRust beneficially owned 2,924,971 shares (or approximately 5.88% of the outstanding shares) of Commonwealth's Common Stock as follows:

               Holder                                 Number of Shares

BBX Unit Investment Trust, Pecos Financial Trustee      2,924.971

               Total                                    2,924,971

         (b) No Person owns any other common shares of Commonwealth Equities, Inc. Glenn Story is the President of Pecos Financial, LLC, which serves as Trustee for BBX Unit Investment Trust and has sole power to vote or to direct the voting of the 2,924,971 shares of Common Stock of Commonwealth Equities, Inc. held of record.

         (c) As of February 24, 2003, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Commonwealth equity securities, other than the acquisitions by BBX disclosed above, have been engaged in by BBX, or by any associates of said party, nor does the said party have any right to acquire such securities.

         (d) To the best knowledge and belief of the undersigned, no person other than BBX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    February 24, 2003
                                     -------------------------------------------
                                                        (Date)


                                                    /s/ Glenn Story
                                     -------------------------------------------
                                                      (Signature)


                                     President of Pecos Financinal, LLC, Trustee
                                     -------------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).